Exhibit 3.1

JAGUAR HEALTH, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES O CONVERTIBLE PREFERRED STOCK

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The undersigned, Lisa A. Conte and Carol R. Lizak, do hereby certify that:

1. They are the Chief Executive Officer/President and Chief Financial Officer, respectively, of Jaguar Health, Inc., a Delaware corporation (the “Corporation”).

2. The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, the certificate of incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of 4,475,074 shares, $0.0001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock, par value $0.0001 per share, of the Corporation and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF SERIES O CONVERTIBLE PREFERRED STOCK

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Automatic Conversion” shall have the meaning set forth in Section 6(b).

“Automatic Conversion Date” shall have the meaning set forth in Section 6(b).

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Closing Price” means the Nasdaq official closing price (as reflected on Nasdaq.com). If the Common Stock is not traded on the Nasdaq on a given date, the closing price of the Common Stock on such date means the closing sale price as reported in the composite transactions for the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a United States securities exchange or automated quotation system, the last quoted bid price for the Common Stock in the over-the-counter market as reported by OTC Markets Group Inc. or any similar organization, or, if that bid price is not available, the market price of the Common Stock on that date as determined by an independent financial advisor retained by the Corporation for such purpose.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Company Conversion Notice” means a notice delivered by the Corporation to effect an Optional Conversion of the outstanding shares of Series O Preferred Stock.

“Conversion” shall have the meaning set forth in Section 6(b).

“Conversion Date” shall have the meaning set forth in Section 6(b).

“Conversion Price” for each share of Series O Preferred Stock shall be, unless otherwise provided in this Certificate of Designation, equal to the Minimum Price as of the applicable Conversion Date.

“Conversion Ratio” for each share of Series O Preferred Stock shall be equal to the Stated Value divided by the applicable Conversion Price.

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series O Preferred Stock in accordance with the terms hereof.

“Deemed Liquidation Event” shall have the meaning set forth in Section 5.

“Delaware Courts” shall have the meaning set forth in Section 8(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Holder” shall have the meaning given such term in Section 2.

“Liquidation Event” shall have the meaning set forth in Section 5.

“Maximum Percentage” means 19.99% of the number of shares of Common Stock outstanding on such date (including for such purpose the shares of Common Stock issuable upon such issuance). For purposes of calculating the Maximum Percentage, beneficial ownership of Common Stock will be determined pursuant to Section 13(d) of the Exchange Act.

“Minimum Price” means, with respect to a given date, the lower of: (i) the Closing Price of the Common Stock immediately preceding such date or (ii) the average Closing Price of the Common Stock for the five (5) Trading Days immediately preceding such date.

“Optional Conversion” shall have the meaning set forth in Section 6(a).

“Optional Conversion Date” shall have the meaning set forth in Section 6(a).

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series O Preferred Stock” shall have the meaning set forth in Section 2.

“Share Delivery Date” shall have the meaning set forth in Section 6(b)(i).

“Stated Value” means $[____].

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB, OTCQX or OTCID (or any successors to any of the foregoing).

“Transfer Agent” means Equiniti Trust Company, LLC, the current transfer agent of the Corporation with a mailing address of 55 Challenger Road, Floor 2, Ridgefield Park, NJ 07660 and an electronic mailing address of helpast@equiniti.com, and any successor transfer agent of the Corporation.

Section 2. Designation, Amount and Par Value. This series of preferred stock shall be designated as Series O Convertible Preferred Stock (the “Series O Preferred Stock”) and the number of shares so designated shall be [____] ([IN WORDS]) (each holder of the Series O Preferred Stock a “Holder” and collectively, the “Holders”). Each share of Series O Preferred Stock shall have a par value of $0.0001 per share. The Series O Preferred Stock will initially be issued in book-entry form.

The Series O Preferred Stock may be issued in whole shares or in any fraction of a share that is one one-tenth (1/10th) of a share or any integral multiple of such fraction, which fractions shall entitle the Holder, in proportion to such Holder’s fractional shares, to receive Conversion Shares upon a Conversion, participate in distributions upon a Liquidation Event and have the benefit of any other rights of Holders as described herein.

No shares of Series O Preferred Stock may be transferred, assigned or pledged by any Holder at any time without the prior written consent of the Corporation.

Section 3. Dividends. Holders will not be entitled to receive any dividends on shares of Series O Preferred Stock.

Section 4. Voting Rights. Except as otherwise provided herein or as otherwise required by law, the Series O Preferred Stock shall have no voting rights. For any matter in which the Holders are entitled to vote, such Holders shall be entitled to one vote per one-tenth of one share of Series O Preferred Stock.

Section 5. Liquidation Event.

(a) Preferential Payments to Holders of Series O Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below) (each, a “Liquidation Event”), each share of Series O Preferred Stock shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of Common Stock and subject to the rights of the Corporation’s depositors and other creditors, an amount per share of Series O Preferred Stock equal to $0.0001 (as applicable, the “Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation (other than a Chapter 7 bankruptcy) or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Liquidation Amount, the Holders shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. Following the payment of the Liquidation Amount, if there are any remaining assets of the Corporation available for distribution to its stockholders, the Series O Preferred Stock shall not participate in such distributions. Notwithstanding the foregoing, if in the event of a dissolution or winding up of the Corporation in connection with a Chapter 7 bankruptcy, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Liquidation Amount, the Holders, with respect to their shares of Series O Preferred Stock, shall be entitled to receive out of such assets the same amount that each share of the Common Stock would receive as if each outstanding share of Series O Preferred Stock were, immediately prior to the applicable record date, fully converted (disregarding solely for such purposes any conversion or exchange limitations hereunder) to shares of Common Stock at the Conversion Ratio.

(b) Deemed Liquidation Events.

(i)	Definition. Each of the following events shall be considered a “Deemed Liquidation Event”:

(A)

a merger or consolidation in which the Corporation is a constituent party and in which the stockholders of the Corporation immediately prior to such merger or consolidation do not continue to hold a majority of the voting power of the Corporation or any successor entity following such merger or consolidation; or

(B)

the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(c) Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement’) provides that the consideration payable to the Series O Preferred Stock shall be allocated in accordance with Section 5(a).

(d) Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the Holders upon any such merger, consolidation, sale, transfer, exclusive license, or other disposition shall be the cash or the value of the property, rights or securities paid or distributed to such Holders by the Corporation or the acquiring person, firm or other entity. Unless otherwise provided in the merger agreement or other agreement related to such event, the value of such property, right or securities shall be determined in good faith by the Board of Directors.

(e) Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the Holders is payable only upon satisfaction of contingencies (the “Additional Consideration”), the merger agreement or other agreement related to such event shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the ‘‘Initial Consideration”) shall be allocated among the Holders in accordance with Section 5(a) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the Holders upon satisfaction of such contingencies shall be allocated among the Holders in accordance with Section 5(a) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

Section 6. Conversion.

(a) Optional Conversion. At any time prior to December 31, 2026, the Corporation may, in its sole discretion, elect to convert all (and not part) of the then outstanding shares of Series O Preferred Stock to Conversion Shares at the Conversion Ratio (the “Optional Conversion”); provided, however, that in no event may Conversion Shares be issued to any Holder that would cause such Holder, together with its Affiliates, to beneficially own shares of Common Stock in excess of the Maximum Percentage immediately after giving effect to the issuance of the Conversion Shares. The Corporation shall effect the Optional Conversion by providing Holders with the Company Conversion Notice, which shall specify, inter alia, the date on which such conversion is to be effected (the “Optional Conversion Date”). On the Optional Conversion Date, each outstanding share of Series O Preferred Stock will automatically convert (subject to the Maximum Percentage limitation set forth in this section) into such whole number of fully paid and non-assessable shares of Common Stock as is determined by the Conversion Ratio.

(b) Automatic Conversion. If no Optional Conversion occurs pursuant to Section 6(a), then on December 31, 2026 (the “Automatic Conversion Date” and together with an Optional Conversion Date, the “Conversion Date”), each outstanding share of Series O Preferred Stock will automatically convert (subject to the same Maximum Percentage limitation as set forth in Section 6(a)) into such whole number of fully paid and non-assessable shares of Common Stock as is determined by the Conversion Ratio (the “Automatic Conversion” and together with the Optional Conversion, the “Conversion”).

(c) For any issuance of Conversion Shares that would cause a breach of the Maximum Percentage limitation set forth in this Section 6, the Corporation may issue, in lieu of such number of Conversion Shares in excess of the Maximum Percentage, one or more pre-funded warrants exercisable into, in aggregate, such number of Conversion Shares in excess of the Maximum Percentage to the Holder; provided, however, that the terms of such pre-funded warrants shall provide that they may not be exercised to such extent as to cause the Holder, together with its Affiliates, to beneficially own shares of Common Stock in excess of the Maximum Percentage immediately after giving effect to such exercise.

(d) Mechanics of Conversion

(i) Delivery of Conversion Shares Upon Conversion. Not later than the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) after the Conversion Date (the “Share Delivery Date”), the Corporation shall deliver, or cause to be delivered, to each Holder the Conversion Shares to be issued upon the conversion of the number of shares of Series O Preferred Stock to be converted pursuant to Sections 6(a) or 6(b). When delivering the Conversion Shares as provided herein, the Corporation shall use commercially reasonable efforts to deliver the Conversion Shares required to be delivered by the Corporation under this Section 6 through the Transfer Agent. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Corporation’s primary Trading Market with respect to the Common Stock as in effect on the Conversion Date.

(ii) Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Series O Preferred Stock. As to any fraction of a Conversion Share which a Holder would otherwise be entitled to receive upon such conversion, the Corporation shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the closing price of a share of Common Stock as of the Trading Day immediately prior to the applicable Conversion Date.

(iii) Taxes and Expenses. The issuance of Conversion Shares on conversion of the Series O Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares.

Section 7. Reserved.

Section 8. Miscellaneous.

(a) Notices. All notices, requests and other communications to each Holder shall be in writing (including facsimile transmission or e-mail) and shall be given, at the discretion of the Corporation, either by issuing a press release, by filing a current report on Form 8-K with the Commission, or by delivering at the address of such Holder as shown on the books of the Corporation. A Holder may waive any notice required hereunder by a writing signed before or after the time required for notice or the action in question.

(b) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. The rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Certificate of Designation or any amendments thereto. All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the State of Delaware (the “Delaware Courts”).

(c) Uncertificated Shares. The shares of Series O Preferred Stock shall be uncertificated.

(d) Waiver. A waiver of a breach of any provision of this Certificate of Designation consented to by the Holders of at least a majority of the outstanding shares of Series O Preferred Stock shall operate as and be construed to be a waiver by all of the Holders. Any waiver by the Corporation or Holders of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation. The failure of the Corporation or Holders to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or Holders must be in writing.

(e) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(f) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made or other obligation performed on the next succeeding Business Day.

(g) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

(h) Status of Converted or Redeemed Preferred Stock. Any shares of Series O Preferred Stock that are converted, redeemed or otherwise acquired by the Corporation or any of its subsidiaries in accordance with the terms of this Certificate of Designation shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transfer as shares of Series O Preferred Stock, and shall resume the status of authorized but unissued shares of preferred stock and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series O Preferred Stock accordingly.

(i) Amendment. Notwithstanding anything to the contrary contained herein, while any shares of Series O Preferred Stock are outstanding, the Certificate of Incorporation of the Corporation shall not be amended in any manner, including by merger or consolidation, which would alter, change or repeal the powers, preferences or special rights of the Series O Preferred Stock so as to affect them materially and adversely without the affirmative vote of the Holders of at least a majority of the outstanding shares of Series O Preferred Stock, voting together as a single class.

(j) Maximum Percentage. Notwithstanding anything herein to the contrary, in no event may shares of Common Stock be issued to any Holder that would cause such Holder’s beneficial ownership to exceed the Maximum Percentage.

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RESOLVED, FURTHER, that the chief executive officer, the president, the chief financial officer or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Delaware law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this [___] day of [___], 2026.

Name: Lisa A. Conte	Name: Carol R. Lizak
Title: Chief Executive Officer and President	Title: Chief Financial Officer